Exhibit 99.1

DATE:	May 15, 2006

TO:	All bcgi Employees

FROM:	E.Y. Snowden

SUBJECT:	Stock Option Exchange Program

I am pleased to announce that bcgi’s Board of Directors approved a Stock Option Exchange Program for eligible company employees (and eligible employees of our subsidiaries) and will seek shareholder approval of this program at bcgi’s annual meeting of shareholders on June 7, 2006. This voluntary program is designed to allow eligible employees to exchange some or all of their eligible stock options for a lesser number of options at a new exercise price.

As you know, the price of bcgi’s stock declined significantly in 2005. As a result, many of you hold options that are “under water,” with exercise prices significantly higher than the value of the stock today. This disparity lessens the original intent of stock options, which we use as a long-term compensation incentive. Recognizing this disparity, our Board has approved the Option Exchange Program with the goal of allowing eligible employees to start anew with options priced in a way that we hope will reward your efforts to grow the value of our company.

Although some of the details of the Option Exchange Program are still being decided, you should read Proposal No. 2 in the company’s proxy, which was filed on April 24, 2006 and is available by going to our SEC filings at http://www.bcgi.net/about/investor/sec.html. Employees who own stock will also receive a copy of the proxy in the mail, along with our annual report. If the shareholders approve the Option Exchange Program, detailed information about how the program works will be presented in “tender offer” materials that we expect to file with the SEC. At that time, we will also be distributing a detailed “Question and Answer” document, which will provide eligible employees with important information about the program.

Although you should not make any decisions about whether to participate in the Option Exchange Program (if it is approved by shareholders) until all of the relevant information is made available to you, the following pages contain some preliminary information about this program. Please keep in mind, however, that this is not an offer to participate in the program. If bcgi determines that you are eligible to participate, you will be notified accordingly.

There are no action items on your part right now, other than the responsibility, if you are a shareholder, to review the proxy statement and vote. The next communication you will receive on this subject will be notification of the results of the shareholders’ vote. Please keep in mind that for legal reasons we must limit the amount of information that is disseminated to employees about the program at this time. Neither your manager nor your human resources representative has any more information than you do, and they must refrain from giving advice about the program or trying to answer your questions.

I am pleased that bcgi’s Board of Directors submitted this program for shareholder approval, and I thank you for your continued efforts.

STOCK OPTION EXCHANGE PROGRAM

Questions and Answers

The following are answers to some of the questions that you may have about our proposed option exchange program. Although some of the details of the option exchange program are still being decided, you should read Proposal No. 2 in the company’s proxy, which was filed on April 24, 2006 and is available by going to our SEC filings at http://www.bcgi.net/about/investor/sec.html. Employees who own stock will also receive a copy of the proxy in the mail, along with our annual report. If the shareholders approve the Option Exchange Program, detailed information about how the program works will be presented in “tender offer” materials that we expect to file with the SEC.

Q.1. Why is bcgi implementing the Option Exchange Program?

Our board of directors approved this program in order to increase the motivational and retention value of our stock option program and to decrease the potentially dilutive effect of the large number of options held by employees that have exercise prices substantially above the current market price of our common stock. Our board of directors determined that it would be in the best interests of bcgi and its shareholders to amend our 2005 Stock Incentive Plan (the “2005 Plan”) to provide eligible employees, other than our named executive officers and members of our board of directors, a one-time opportunity to exchange certain stock options issued under certain of our stock option plans for a lesser number of options to be granted under the 2005 Plan after the surrendered options are cancelled. Thus, we are proposing an option exchange program in order to realign our compensation programs to more closely reflect current market and economic conditions and to enhance share value by creating better performance incentives for, and thus increasing retention of, our employees.

Q.2. Why is bcgi seeking shareholder approval of this program?

The 2005 Plan prohibits our board of directors from canceling outstanding options and granting new options in exchange for the cancelled options. Therefore, shareholders must approve an amendment to the 2005 Plan before bcgi can commence the exchange offer. In addition, we believe that it is in the best interests of bcgi and its shareholders to obtain advance shareholder approval before implementing the option exchange program.

Q.3. What options are affected by the proposed option exchange program?

The proposed option exchange program would apply to outstanding stock options granted to you under our 2005 Plan, our 1996 Stock Option Plan (the “1996 Plan”), our 1998 Stock Option Plan, our 2000 Stock Option Plan and our 2004 Stock Incentive Plan. The exchange would not include options granted under our 2001 Stock Incentive Plan (the “2001 Plan”).

Q.4. Are there any eligibility requirements I must satisfy in order to receive the stock?

If implemented, all of bcgi’s existing employees, including employees of our subsidiaries, other than our named executive officers, who hold eligible stock options will be eligible to participate in the option exchange program. You must be a full-time or part-time employee of bcgi or of one of our subsidiaries on the date that the new options are granted. Members of bcgi’s Board of Directors are not eligible to participate in the proposed option exchange program.

Participation in the option exchange program does not confer upon you the right to remain employed by bcgi or any of its subsidiaries.

Q.5. How will the Option Exchange Program work?

If implemented, upon the commencement of the option exchange program, eligible employees will be offered the opportunity to participate in the program under an Offer of Exchange to be filed with the SEC and distributed to all eligible employees. Eligible employees will be given at least twenty (20) U.S. business days in which to accept the offer (“offering period”). Those who choose to participate must decide which option grants they wish to exchange and complete the necessary election forms. Employees will be required to either accept or decline the exchange for every one of their eligible option grants. Any surrendered options that are accepted by us for exchange will be cancelled on the first business day following the end of the offering period.

Q.6. If the option exchange program is implemented, how many new options would I receive in exchange for the options I surrender in the exchange?

The number of options that you must surrender in order to obtain a new option is called the exchange ratio. For example, an exchange ratio of 2.00 means that you must surrender two old options in order to receive one new option.

The table below, which shows the exchange ratios for various exercise prices, was constructed using the Black-Scholes valuation model, which is a widely recognized and accepted method to determine the value of a stock option. The Black-Scholes valuation model takes into account a number of variables, including stock price, exercise price, stock volatility, risk-free rate of return, historical dividend yield and the remaining term of the options being valued. bcgi has relied on Pearl Meyer & Partners, a nationally recognized independent consulting firm, to help determine the appropriate option values and resulting exchange ratios that appear in the table below.

Exchange Ratios

Tier	Exercise Price of Old Options	Number of Old Options to Be Surrendered For Each New Option
1	$12.00 or Higher	2.50
2	$8.00 – $11.99	2.00
3	$4.00 – $ 7.99	1.50
4	Below $4.00	1.00

An option will be eligible for the exchange only if its exercise price is at least 150% of the Fair Market Value (FMV) of bcgi’s common stock on the date of the commencement of the exchange offer.

In the event the conversion of options to stock would result in a fractional share, the number of stock options to be issued will be rounded down to the nearest whole number on a grant-by-grant basis.

For example, if:

☐You held 100 options that are currently exercisable at a price of $7.75 per share; and

☐The FMV of bcgi’s common stock on the date of the commencement of the exchange program were $4.25,

then:

☐	You would be eligible to participate in the option exchange program since your option exercise price is at least 150% of the FMV of bcgi’s common stock on the date of the commencement of the exchange program ($4.25 * 150%= $6.38, which is less than your exercise price of $7.75 per share); and

☐	If you participated in the offer, you would receive 66 (100/1.5) new options with an exercise price equal to the FMV on the date of grant.

Note that if bcgi’s stock price rises during the time of the offering period and increases closer to your exercise price, you may not want to participate in the option exchange program, or you may want to change your election regarding options. You may do so at any time before the offer expires.

Q.7. What will the exercise price of the new options be?

The new options will have an exercise price equal to the per share closing price of our common stock on the NASDAQ Stock Market on the date the new options are granted.

Q.8. Do I have to make any payment for the stock options?

You will not be required to pay cash for the stock options you receive. Payment for stock options occurs only when you exercise your options. You cannot exercise options until they are vested.

Q.9. Will I be required to give up all my rights to the surrendered options?

Yes. Once we have accepted options surrendered by you, those options will be cancelled, and you will no longer have any rights under those options.

Q.10. What happens if the stock price increases after the date my surrendered options are cancelled?

The exercise price of any new options granted by us to you in return for your surrendered options will be the FMV of a share of our common stock on the date of grant, as determined by the closing price reported by the NASDAQ Stock Market on the date of grant. You will not benefit from any increase in our common stock price before the grant date of the new options. Before the date we grant the new options, our shares could increase or decrease in value, and the exercise price of the new options could be higher or lower than the exercise price of your surrendered options. You would not enjoy the benefit of any appreciation in the fair market value of our shares prior to the grant date of the new options. For example, if you surrender 100 options with a $5.00 exercise price, and our common stock price increases to $4.50 by the time the new stock option grants are made, you may receive less value for the options you exchanged compared to the new options you received. This is because you would have exchanged 100 options priced at $5.00 and received 66 new options at an exercise price of $4.50.

Q.11. When will my new stock options vest?

Your options will vest on the earlier of (i) one year from the grant date, or (ii) sixty days prior to the end of the term of the old option. This means that all replacement options will be unvested at the time of the new grant, regardless of whether the options exchanged were partially or wholly vested. The term of an option is the length of time during which it may be exercised. Each new option will have the same term as that of your exchanged option.

Upon the occurrence of certain conditions, including the termination of your employment by bcgi without cause within the 12-month period following a change of control or acquisition of bcgi, then your unvested options shall vest upon the date of your employment termination.

Q.12. Some of my options are already vested. Why is bcgi requiring a new one-year vesting period for the options?

This option exchange program is being proposed to increase the motivational and retention value of bcgi’s stock option program and to decrease the potentially dilutive effect of the large number of options held by employees that have exercise prices substantially above the current market price of the common stock. Additionally, last year, bcgi elected to vest any options that were priced at $6.58 per share or higher, regardless of the remaining length on their vesting schedules.

If you elect to participate in the option exchange program, you will receive a smaller number of new options than you surrendered in the exchange; however, the options will be exercisable at prices that are likely to be below your existing exercise prices. Thus, in exchange for that opportunity, our board of directors concluded that a new one-year vesting period for the stock options was appropriate. As noted above, your participation in the option exchange program is optional, and you may elect not to exchange and to retain your options.

Q.13. What happens if I leave the company before my stock vests?

Pursuant to the terms of the stock option agreement between you and bcgi, the stock options that have not vested would be forfeited with no action on the part of you or us, unless your termination is related to a change of control.

Q.14. If I elect to exchange options, do I have to exchange all of my eligible options or can I just exchange some of them?

You do not have to exchange all of your options; however, if you elect to make an exchange, you must exchange a full grant, and not fractions of a grant. For example, if you have been granted two grants, one of 100 shares at $5.00 per share and the other of 150 shares at $12.00 per share, you may elect to exchange either or both of the grants. But, you cannot, for example, exchange 50 shares of the $5.00 per share grant (you must either exchange the full 100, or none of that grant).

Q.15. I have options that were granted under the 2001 Plan. How does the option exchange program impact me?

The 2001 Plan was not able to be included in the proposed option exchange program because it is a non-qualified option plan.

Q.16. Will I have to pay U.S. federal income taxes if I exchange my options pursuant to the option exchange program?

If you elect to exchange your current options for new options, then we believe you will not be required under current U.S. tax law to recognize income for federal income tax purposes at the time of the exchange. Further, at the date of grant of the new options, we believe you will not be required under current U .S. tax law to recognize income for federal income tax purposes. State and local tax consequences may be different. Option holders subject to the tax laws of other countries and jurisdictions may be subject to different tax consequences if they exchange their options in the option exchange program. We recommend that you consult with your own tax advisor to determine the tax consequences of tendering options in the proposed option exchange program.

Q.17. What happens if I elect not to surrender options pursuant to the option exchange program?

If you do not exchange options pursuant to the option exchange program, you will keep all of your current options, and you will not receive any new options. Options that you do not surrender for exchange remain outstanding until they expire by their terms. These options will retain their current exercise price and current vesting schedule.

Q.18. What if bcgi enters into a merger or other similar transaction in which there is a change of control of bcgi prior to the grant of new options?

We reserve the right to terminate the offer prior to its expiration upon the occurrence of certain events, including a tender or exchange offer with respect to some or all of our common stock or if a merger or acquisition of bcgi is proposed, announced, publicly disclosed, or made by another person or entity. If, prior to the grant of new options, we were to enter into an agreement for a merger or other similar transaction that could result in a material change in our business or management, we expect that we would negotiate with any such acquiring or surviving company to honor our promise to grant stock options. However, if we are not successful in these negotiations, you will not receive stock options nor will you receive any other consideration in exchange for your surrendered options.

You should also note that depending on the structure or the type of the transaction, if you surrender options you might be deprived of any future price appreciation in the shares subject to the new options and you might receive an option to purchase a security other than our common stock.

Q.19. Can I change my election regarding options that I surrender?

Yes, you may change your election regarding options at any time before the offer expires.

Q.20. What do I have to do now?

As a potential participant, there are no immediate action items at this time. If you are a bcgi shareholder, you will have the opportunity to vote on the program when you receive our proxy statement and voting materials in the mail. If bcgi shareholders approve the program at the annual meeting on June 7, 2006, there will be an offering period in June of at least 20 U.S. business days during which eligible employees must elect or decline to participate in the program. At the beginning of the offering period, bcgi will issue more detailed information about the option exchange program to aid you in the decision-making process.

Q.21. Will bcgi be able to modify the option exchange program?

We may amend, modify or terminate the option exchange program at any time.

Q.22. Whom should I contact if I have additional questions?

Unfortunately, we are limited in the amount of information we can disclose about the proposed option exchange program at this time. The only information that is currently available is included in this document and the proxy. This is because details of the program are still being finalized, and we will not be able to file the required documents with the SEC until June. Neither your manager nor your human resources representative has additional information, and it is bcgi’s policy that they must refrain from giving advice about the program or trying to answer questions.

** These materials do not constitute an offer to holders of options to purchase our common stock to exchange their options, and the option exchange program will only be commenced, if at all, once we have obtained the approval of our shareholders. At the time the option exchange program does commence, we will provide option holders who are eligible to participate in the option exchange program with written materials explaining the precise terms and timing of the option exchange program. Persons who are eligible to participate in the option exchange program should read these written materials carefully when they become available because they will contain important information about the option exchange program. We will file with the SEC a tender offer statement and other materials relating to the option exchange program upon receiving shareholder approval. You should read these materials carefully when they become available because they contain important information. We will provide these materials to you free of charge upon request and you may obtain these materials, as well as other documents we file with the SEC, free of charge from the SEC’s website at www.sec.gov, and from our website at www.bcgi.net, when they are available.